Exhibit 12

CRC Health Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2012	2011	2010	2009	2008
Earnings (loss) from operations:
Income (loss) from continuing operations before income taxes	$16,820	$23,381	$(30,185)	$(12,884)	$(127,502)
Add: Fixed Charges	63,322	59,581	57,425	61,012	71,530

Earnings, as adjusted	$80,142	$82,962	$27,240	$48,128	$(55,972)
Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$48,969	$45,323	$43,340	$45,419	$54,156
Interest portion of rent expense	14,352	14,257	14,085	15,593	17,374

Total Fixed Charges	$63,321	$59,580	$57,425	$61,012	$71,530
Ratio of earnings to fixed charges(1)	1.27	1.39	0.47	0.79	—

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings, as adjusted, were sufficient to cover fixed charges by $16.8 million and $23.4 million for the years ended December 31, 2012 and December 31, 2011, respectively. Earnings, as adjusted, were not sufficient to cover fixed charges by $30.2 million, $12.9 million and $127.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.